EXHIBIT 1
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                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    Pricewaterhousecoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone +1 604 806 7000
                                                    Facsimile+1 6048067806



  AUDITORS' REPORT WITH RESPECT TO SUPPLEMENTARY INFORMATION TO THE BOARD OF DIRECTORS OF TECK COMINCO LIMITED


 Our audit of the consolidated financial statements of Teck Cominco Limited referred to in our report to the Shareholders dated February 4, 2005 included consideration of note 20, Generally Accepted Accounting Principles in Canada and the United States as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004.

 Management has also prepared supplementary disclosure under U.S. GAAP as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 ("Supplementary U.S. GAAP Information"). In our opinion, this Supplementary U.S. GAAP Information presents fairly, in all material respects, the disclosures set forth therein when read in conjunction with the related consolidated financial statements of the Company.


 /s/ PricewaterhouseCoopers

 CHARTERED ACCOUNTANTS

 Vancouver, Canada
 February 4, 2005






 Pricewaterhousecoopers refers to the Canadian firm of Price waterhouseCoopers LLP and the other member firms of Pricewaterhousecoopers International Limited, each of which is a separate and independent legal entity.

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    Teck Cominco Limited/200 Burrard Street/Vancouver, B.C./Canada V6C 3L9/
                      Tel. 604-687-1117 / Fax 604-687-6100

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               SUPPLEMENTARY INFORMATION REQUIRED UNDER U.S. GAAP
    AS AT DECEMBER 31, 2004 AND 2003 AND FOR EACH OF THE YEARS IN THE THREE-
                      YEAR PERIOD ENDED DECEMBER 31, 2004

AS USED IN THIS "SUPPLEMENTARY INFORMATION REQUIRED UNDER U.S. GAAP AS AT DECEMBER 31, 2004 AND 2003 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2004," REFERENCES TO THE "COMPANY", "ITS", AND SIMILAR TERMS, REFER TO TECK COMINCO LIMITED.

THE COMPANY PREPARES ITS ANNUAL CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GAAP, WHICH DIFFERS FROM U.S. GAAP. THERE ARE SIGNIFICANT DIFFERENCES BETWEEN THE COMPANY'S FINANCIAL POSITION, ITS FINANCIAL RESULTS OF OPERATIONS AND ITS CASH FLOWS UNDER CANADIAN GAAP AND U.S. GAAP. NOTE 20 TO THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTAINS A RECONCILIATION OF THOSE CONSOLIDATED FINANCIAL STATEMENTS FOR SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 17 OF SEC FORM 20-F. SET FORTH BELOW IS A SUPPLEMENTARY DISCLOSURE TO THOSE CONSOLIDATED FINANCIAL STATEMENTS FOR SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 18 OF SEC FORM 20-F.

(amounts in the company's financial statements and this supplementary information are stated in million of Canadian dollars, except as noted)


1.  BALANCE SHEETS UNDER CANADIAN AND U.S. GAAP

    2004                                            Canadian GAAP      U.S. GAAP
    ----------------------------------------------------------------------------
    ASSETS
    Current Assets
       Cash                                                $  907         $  907
       Accounts and settlements receivable                    364            364
       Production inventories                                 410            410
       Derivative instruments                                  --             77
       Supplies and prepaid expenses                          130            130
    ----------------------------------------------------------------------------
                                                           $1,811         $1,888

    Investments                                               469            460
    Property, plant and equipment                           3,488          3,427
    Other assets                                              291            417
    ----------------------------------------------------------------------------
                                                           $6,059         $6,192
                                                           =====================

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
       Accounts payable and accrued liabilities            $  422         $  442
       Current portion of long-term debt                       38             38
    ----------------------------------------------------------------------------
                                                           $  460            480

    Long-term debt                                            627            734
    Other liabilities                                         608            552
    Future income and resource taxes                          895            935
    Debentures exchangeable for Inco shares                   248            248
    Shareholders' equity                                    3,221          3,243
    ----------------------------------------------------------------------------
                                                           $6,059         $6,192
                                                           =====================

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1.  BALANCE SHEETS UNDER CANADIAN AND U.S. GAAP, CONTINUED

    2003                                            Canadian GAAP      U.S. GAAP
    ----------------------------------------------------------------------------
    ASSETS
    Current Assets
       Cash                                                $   96         $   96
       Accounts and settlements receivable                    315            315
       Production inventories                                 387            387
       Derivative instruments                                  --             84
       Supplies and prepaid expenses                          135            135
    ----------------------------------------------------------------------------
                                                           $  933         $1,017

    Investments                                               478            527
    Property, plant and equipment                           3,723          3,673
    Other assets                                              241            372
    ----------------------------------------------------------------------------
                                                           $5,375         $5,589
                                                           =====================

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
       Accounts payable and accrued liabilities            $  334         $  339
       Current portion of long-term debt                       58             58
    ----------------------------------------------------------------------------
                                                           $  392         $  397

    Long-term debt                                          1,045          1,158
    Other liabilities                                         618            672
    Future income and resource taxes                          645            682
    Debentures exchangeable for Inco shares                   248            248
    Shareholders' equity                                    2,427          2,432
    ----------------------------------------------------------------------------
                                                           $5,375         $5,589
                                                           =====================

2.   ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at cost net of a provision for doubtful accounts based on expected collectibility.

     As at December 31, 2004, accounts receivable recorded on the balance sheet is net of an allowance for doubtful accounts of $4.1 million (2003 - $3.8 million).


3.   INVENTORIES
                                                            2004            2003
                                                            ----            ----
    Finished product                                        $243            $230
    Work in Progress                                         120             108
    Raw materials                                             47              49
                                                            --------------------
                                                            $410            $387
                                                            ====================

4.   PROPERTY, PLANT AND EQUIPMENT

     (a) Repairs and maintenance

         Repairs and maintenance, as well as planned shutdown maintenance costs, are charged to expense as incurred.

     (b) Fully depreciated facilities

         As at December 31, 2004, the original cost of fully depreciated facilities amounted to $351 million (2003 - $342 million).


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4.   PROPERTY, PLANT AND EQUIPMENT, CONTINUED

     (c) Asset lives

         Property, plant and equipment

         Property, plant and equipment are recorded at cost. The cost of plant and equipment at the company's mining operations is amortized on a unit-of-production basis over the estimated proven and probable ore reserves. Amortization of plant and equipment at smelter operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated on a straight-line basis over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

         Mineral properties and deferred costs

         Mineral properties and development costs include expenditures to acquire and develop identified mineral properties and reserves. Mineral properties and deferred costs are amortized on a unit-of-production basis over the estimated proven and probable ore reserves.


5.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The components of accounts payable and accrued liabilities as at December 31 are as follows:

                                                                2004        2003
                                                                ----        ----
     Trade payables                                             $121        $123
     Payroll related liabilities                                  68          85
     Supplies and raw materials payable                           58          34
     Accrued interest                                             17          22
     Freight payables                                             43           8
     Payables on capital projects                                 22           4
     Income and other taxes payable                               58          25
     Asset retirement obligations - current portion               35          27
     Other                                                        --           6
                                                               -----------------
     Total                                                      $422        $334
                                                               =================


6.   LONG-TERM DEBT

     The company's bank credit facilities require the maintenance of a Debt to Capitalization ratio, as defined, of not more than 0.55:1. As at December 31, 2004 the ratio was 0.19:1. In addition, the bank credit facilities require the maintenance of a Minimum Tangible Net Worth as defined. As at December 31, 2004 Tangible Net Worth exceeded its minimum requirement by $1.1 billion.


7.   EMPLOYEE FUTURE BENEFITS

     (a) Investment policy

         The company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the Consumer Price Index + 4%. To achieve this objective a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. Reviews of the investment guidelines for each plan are undertaken annually and the portfolio and investment managers' performance is monitored quarterly.

     (b) Expected return on assets

         The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of


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7.   EMPLOYEE FUTURE BENEFITS, CONTINUED

         return for fixed income securities and equities are developed using a model which factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

     (c) Funding policy

         Teck Cominco Limited expects to contribute $51 million to its pension plans in 2005.

         The estimated future benefit payments for the next five years and five years thereafter are as follows:

           2005        2006         2007         2008        2009      2010-2013
           ----        ----         ----         ----        ----      ---------
             59          59           60           60          62            271

8.   INTEREST EXPENSE

     The company incurred interest costs as follows:
                                                            2004   2003    2002
                                                            ----   ----    ----

    Interest costs                                          $ 61   $ 65    $ 60
    Amortization of debt discount                              3      5       5
    ----------------------------------------------------------------------------
    Total                                                     64     70      65
    Less amounts capitalized under Canadian GAAP              --     (1)     (1)
    ----------------------------------------------------------------------------
    Interest expense                                        $ 64   $ 69    $ 64


9.   INCOME TAXES

     (a) Earnings before income taxes

         Earnings (loss) before income taxes from continuing operations are earned in the following tax jurisdictions:

                                                          2004    2003     2002
                                                          ----    ----     ----
    Canada                                                $534    $ 79     $ 51
    Foreign                                                365      96      (45)
                                                         -----------------------
                                                          $899    $175     $  6

     (b) Income tax expense (recovery) by jurisdiction

         The income tax expense (recovery) from continuing operations by jurisdiction is as follows:

                                                          2004    2003     2002
                                                          ----    ----     ----
    Current income taxes
       Canada                                             $101    $ 29     $ 30
       Foreign                                               5      15        1
                                                         -----------------------
                                                           106      44       31
    Future income taxes
       Canada                                              151      11      (20)
       Foreign                                              48      (5)     (15)
                                                         -----------------------
                                                           199       6      (35)

    Income tax expense (recovery) from continuing
       operations                                         $305    $ 50     $ (4)
                                                         =======================
    Effective income tax rate (%)                          34%     30%      36%



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9.   INCOME TAXES, CONTINUED

         For the year ended December 31, 2004, the future income tax expense (recovery) related to operating loss carry-forwards amounted to $37 million (2003 - $(9) million, 2002 - $14 million).

     (c) Loss carry-forwards

         (i) Canada and provincial tax jurisdiction

              At December 31, 2004, the company had Canadian and provincial net operating loss carry-forwards of $15 million (2003 - $112 million, 2002 - $60 million). These loss carry-forwards expire at various dates between 2005 and 2012. In addition, $39 million of Canadian investment tax credit carry-forwards were available to reduce future income taxes.

         (ii) United States federal and state tax jurisdiction

              At December 31, 2004, the company had United States federal and state net operating loss carry-forwards of $322 million (2003 - $362 million, 2002 - $440 million). These loss carry-forwards expire at various dates between 2015 and 2012.

     (d) Valuation allowance

         The company has established a valuation allowance relating to U.S. operations of $94 million in 2004 (2003 - $144 million). The valuation allowance is recorded as the company has not yet established the future deductibility of certain U.S. losses.

     (e) Other disclosure

         In the normal course of business, the company is subject to audit by taxation authorities. Audits by the Canadian taxing authorities on years after and including 1997 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued. The company believes that taxes accrued on the consolidated balance sheet fairly represent the amount of future tax liability due.


10.  CAPITAL STOCK

     On a per share basis, Canadian dollar dividend declared for the year ended December 31, 2004 was $0.40 (2003 - $0.20, 2002 - $0.20).


11.  DERIVATIVE INSTRUMENTS

     The company's risk management policy is to mitigate the impact of market risks to enable the company to plan its business with greater certainty. In particular, the company uses forward foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.

     The company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.


12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

     (a) Other comprehensive income (loss)

         For the year ended December 31, 2004, the total other comprehensive income (loss) amounted to $(65) million (2003 - $(56) million, 2002 - $(62) million).


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12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME,
    CONTINUED

    (b) Accumulated other comprehensive income (loss)
                                                                                 2004     2003
                                                                                 ----     ----
        Foreign currency translation adjustment                                 $(117)   $ (43)
        Unrealized gain (loss) on investments, net of taxes of $(5) million
           (2003 - $(6) million)                                                   24       27
        Additional minimum liability of defined benefit pension plans, net of
           taxes of $11 million (2003 - $27 million)                              (17)     (53)
        Derivative instruments, net of taxes of $1 million
           (2003 - $(9) million)                                                   (2)      22
        ---------------------------------------------------------------------------------------
        Accumulated other comprehensive income (loss)                           $(112)   $ (47)
        =======================================================================================

13.  CONTINGENCIES

     Although the company considers provisions for all its outstanding and pending legal claims to be adequate, the final outcome with respect to actions outstanding or pending as at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, it is management's opinion that their resolution will not have a material adverse effect on the company's financial position, earnings and cash flows.


14.  ACCOUNTING POLICIES

     Joint costing and by-product costing

     Joint costs are allocated to copper, zinc, and lead inventories at the Red Dog, Pend Oreille and Antamina mines based on the relative values of the two products. By-products produced at these and other operations are assigned costs based on acquisition costs particular to the product, if any, and the additional costs, including direct and overhead costs, of processing the product once it is separated from the main production process.


15.  OTHER MATTERS

     In 2004, the company received $14 million of business interruption insurance in respect of an incident at its Trail facility which interrupted production for approximately four weeks. The recovery was recorded as a reduction of operating expenses.




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